Exhibit 99.16

To:                        China Development Bank

Copy:          Aluminum Corporation of China

2 February 2008

Dear Sir,

We refer to a USD7,000,000,000 senior secured term loan facility agreement between Shining Prospect Pte Ltd. (“Bidco”) and China Development Bank as amended, restated and supplemented from time to time (the “ Facility Agreement”).

Bidco has entered into a USD1,200,000,000 convertible loan note issued by it in favour of Alcoa, Inc. as amended, restated and supplemented from time to time (the “Alcoa Convertible Note”). The parties agree that the Alcoa Convertible Note will be amended so that it is issued by Oriental Prospects Pte. Ltd. (the “Parent”).

The parties acting in good faith shall co-operate to effect any necessary or desirable amendment or waiver of the Facility Agreement or Finance Documents (as defined in the Facility Agreement) or the USD7,000,000,000 term loan facility agreement entered into between the Parent and China Development Bank as amended, restated and supplemented from time to time (“PIK Facility Agreement”) and any related finance documents to effect such amendment and transfer of the Alcoa Convertible Note to the Parent.

We hereby waive any breach of the Facility Agreement that may occur as a result of Bidco having entered into, borrowing moneys, assuming other liabilities and/or performing its obligations under the Alcoa Convertible Note as well as Bidco granting security over those of its shares in Rio Tinto plc that were acquired by it or on its behalf using the proceeds of the Alcoa Convertible Note under a share and account charge.

This waiver shall subsist for 15 Business Days from the date hereof, unless extended with the written consent of China Development Bank.

Save as waived in this letter, the Senior Facility Agreement and each of the Finance Documents defined thereunder remains in full force and effect unamended and unwaived.

Yours faithfully

/s/ ZHANG ZHANKUI
Shining Prospect Pte. Ltd.

/s/ ZHANG ZHANKUI
Oriental Prospect Pte. Ltd.

Agreed and Accepted

/s/ XU QIYING
China Development Bank